EXHIBIT 99.1

News Release dated December 13, 2021, Suncor Energy announces 2022 production outlook and capital program

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars unless otherwise noted.

Suncor Energy announces 2022 production outlook and capital program

Calgary, Alberta (Dec. 13, 2021) – Suncor released its 2022 corporate guidance today which supports the previous announcements of doubling the dividend, increasing share buybacks and lowering the capital program by $300 million. The 2022 guidance reflects strong operational performance across all assets and continued capital and cost discipline. Highlights include:

•	Upstream production of 750,000 to 790,000 barrels of oil equivalent per day (boe/d), approximately 5% higher than the expected 2021 levels, supported by the Fort Hills ramp-up to full rates and partially offset by the sale of Golden Eagle;

•	Record Synthetic Crude Oil (SCO) production capturing the additional upgraded crude value, approximately 5% higher than 2021 expected levels;

•	Refinery throughput in-line with 2019 levels and highest anticipated sales in the company’s history from our industry leading downstream business, positioned to capture strong and improving consumer demand, and;

•	Capital program of $4.7 billion, 6% or $300 million below the previously announced $5 billion planned capital program ceiling.

“Our strong execution in 2021 and confidence in our plan enabled us to double the dividend, increase the buyback program to 7% of the public float, and reduce net debt at the highest annual pace ever,” said Mark Little, president and chief executive officer. “We enter 2022 with strong momentum and remain steadfast in our focus on operational excellence, capital and cost discipline, increasing shareholder returns and delivering a more resilient future for Suncor.”

Production & Operating Cost Guidance

Suncor’s expected upstream production of 750,000 to 790,000 boe/d represents an approximately 5% year-over-year increase from expected 2021 levels supported by the Fort Hills ramp-up to full rates, partially offset by the sale of Golden Eagle.

Suncor’s Oil Sands operations production of 395,000 to 435,000 barrels per day (bbls/d) and cash operating costs(1) per barrel of $25.00 - $28.00 reflects a larger proportion of production being higher margin SCO as well as planned maintenance at Firebag – its first major turnaround in 10 years.

Fort Hills production of 85,000 to 100,000 bbls/d, net to Suncor, represents a two-train operation for the year and expected utilization of 90%. This production increase and focus on costs is expected to result in an approximately 40% reduction of Fort Hills cash operating costs(1) per barrel to $23.00 - $27.00 compared to the midpoint of 2021 guidance. Fort Hills will ramp up imminently in late December 2021 to a stable two train operation.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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Under the first year of Suncor operatorship, Syncrude’s production guidance of 175,000 to 190,000 bbls/d is approximately 5% higher than 2021 expected production and cash operating costs(1) per barrel are expected to reduce by 3%, to $31.00 - $34.00 per barrel when compared to midpoint of 2021 guidance, as a result of previously announced synergies.

The downstream business is expected to deliver throughput on par with 2019 levels as consumer demand in 2022 is expected to continue to increase from current levels as demand recovers.

(1) Non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.

	2022 Full Year Outlook December 13, 2021
Suncor Total Production (boe/d) (1)	750,000	-	790,000
Oil Sands Operations (bbls/d) (2)	395,000	-	435,000
Fort Hills (bbls/d) Suncor working interest of 54.11%	85,000	-	100,000
Syncrude (bbls/d) Suncor working interest of 58.74%	175,000	-	190,000
Exploration & Production (boe/d) (1)	75,000	-	85,000

Suncor Refinery Throughput (bbls/d)	430,000	-	445,000
Suncor Refinery Utilization (2)	92%	-	96%
Refined Product Sales (bbls/d)	550,000	-	580,000

1) Production ranges for Oil Sands operations, Fort Hills, Syncrude and Exploration & Production are not intended to add to equal Suncor Total Production.

2) Oil Sands operations production includes synthetic crude oil, diesel, and bitumen and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.

3) Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton – 146,000 bbls/d; and Commerce City - 98,000 bbls/d.

CAPITAL GUIDANCE

Suncor’s 2022 capital program is $300 million below the planned corporate capital ceiling enabled by efficiencies across the business. This capital program is largely focused on sustaining capital ($3.2 – $3.4 billion) which addresses planned maintenance and tailings optimizations. The remaining 2022 capital program is allocated towards – the $2.1 billion free funds flow growth initiatives, including the Base Plant Cogeneration and Forty Mile power project, Terra Nova Asset Life Extension and In Situ well pads.

Capital Expenditures (C$ millions) (1)

	2022 Full Year Outlook December 13, 2021			% Economic Investment (2)
Upstream Oil Sands	3,200	-	3,350	25%
Upstream E&P	400	-	450	95%
Downstream	700	-	850	10%
Corporate	200	-	250	75%
Total		4,700		30%

(1)	Capital expenditures exclude capitalized interest of approximately $180 million.

(2)	The balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures. For definitions of Economic Investment and Asset Sustainment and Maintenance capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis dated October 27, 2021 (the MD&A).

Suncor’s corporate guidance provides management’s outlook for 2022 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

For more detail on Suncor’s outlook and capital spending plan, see suncor.com/guidance.

For an updated Investor Relations presentation and the third quarter Investor Relations deck, see suncor.com/investor-centre.

Legal Advisory - Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s belief that its strong execution in 2021, strong momentum in 2022, focus on operational excellence, capital and cost discipline will deliver higher shareholder returns and a more resilient future for Suncor; Suncor’s expectation that consumer demand will continue to recover in 2022; the expectation that Suncor’s capital spending program will be approximately $4.7 billion (sustaining capital of $3.2 to $3.4 billion), and expectations of where that spending will be directed, and will remain flexible and agile depending on commodity prices; Suncor’s expectations around production, including planned average upstream production of 750,000 - 790,000 boe/d and planned ranges for Oil Sands operations (395,000 – 435,000 bbls/d), made up of Synthetic Crude Oil (310,000 – 330,000 bbls/d) and Bitumen (85,000 – 105,000 bbls/d), Suncor’s working interest in Fort Hills (85,000 – 100,000 bbls/d), Suncor’s working interest in Syncrude (175,000 – 190,000 bbls/d) and Exploration & Production (75,000 – 85,000 boe/d); Suncor’s expected Oil Sands operations cash operating costs, projected to be in the range of $25.00 - $28.00 (US $20.00 – $22.40) per barrel; expected Fort Hills cash operating costs, projected to be in the range of $23.00 – $27.00 (US $18.40 – $21.60) per barrel; expected Syncrude cash operating costs, projected to be in the range of $31.00 – $34.00 (US $24.80 – $27.20) per barrel; Suncor’s expected Refinery Throughputs (430,000 – 445,000 bbls/d) and Utilization (92% – 96%); Suncor’s expected Refined Product Sales (550,000 – 580,000 bbls/d); the expected impacts of planned maintenance, including the major planned maintenance turnaround at Firebag; the expectation that Fort Hills will be operating at two train capacity throughout 2022; the expectation that synergies will be realized with Syncrude operatorship; and the expectation that Terra Nova will start production before the end of 2022. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “estimated”, “focus”, “planned”, “believe”, “anticipate” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward- looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2022 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2022. Assumptions for the Exploration & Production 2022 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2022 corporate guidance include, but are not limited to:

•	Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•	Third-party infrastructure. Production estimates could be negatively impacted by issues with third- party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company’s ability to produce or market its crude oil.

•	Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•	Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•	Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•	Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•	Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

•	Government Action. This guidance is subject to any production curtailments imposed by the Government of Alberta. Further action by the Government of Alberta regarding production curtailment may impact Suncor’s corporate guidance and such impact may be material.

•	COVID-19 Pandemic: This guidance is subject to a number of external factors beyond our control that could significantly influence this outlook, including the status of the COVID-19 pandemic and future waves, and any associated policies around current business restrictions, shelter-in-place orders, or gatherings of individuals. As a result of the volatile business environment and the uncertain pace of an economic recovery it is challenging to determine the overall outlook for crude oil and refined product demand, which remains dependent on the status of the COVID-19 pandemic.

The MD&A, together with Suncor’s most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are not prescribed by Canadian generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and, for the period ended September 30, 2021, are reconciled to the comparable GAAP measure in the MD&A. Oil Sands operations cash operating costs of $25.00 - $28.00 (US $20.00 – $22.40) per barrel is based on the assumptions that: (i) Suncor will produce 395,000 - 435,000 bbls/d at Oil Sands operations (of which 310,000 - 330,000 bbls/d will be synthetic crude oil and 85,000 – 105,000 will be bitumen); and (ii) natural gas used at Suncor’s Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $3.80/GJ over 2022. Fort Hills cash operating costs of $23.00 – $27.00 (US $18.40 – $21.60) per barrel is based on the assumptions that: (i) Fort Hills production (net to Suncor) will be 85,000 – 100,000 bbls/d; and (ii) natural gas used at Fort Hills (AECO - C Spot ($CAD)) will be priced at an average of $3.80/GJ over 2022. Syncrude cash operating costs of $31.00 – $34.00 (US $24.80 – $27.20) per barrel is based on the assumptions that: (i) Syncrude will produce 175,000 - 190,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $3.80/GJ over 2022. The Syncrude cash operating costs per barrel and Fort Hills cash operating costs per barrel measures may not be fully comparable to similar information calculated by other entities (including Suncor’s Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com and follow us on Twitter @Suncor

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